Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 OCT 21 AM 11:43

LETTER FOR MAINTENANCE OF EXEMPTION

15th October 2002

02055507

Securities and Exchange Co
Office of International Corpo
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. (202) 942 9624 / 9638
No. of Pages : 2

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing on Bloomberg entitled "Plantation Shares Ignore Merger Report" - released on 15th October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay Fax: (212) 571-3050
The Bank of New York

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 15-10-2002 05:52:13 PM
Reference No SD-021014-EAA9B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**CY-021008-45215**

* Subject :
Article entitled "Plantation Shares Ignore Merger Report"

* **Contents :-**

We refer to our announcement dated 8th October 2002 in reply to the query from the Kuala Lumpur Stock Exchange on the news article appearing on Bloomberg on Monday, 7th October 2002 which states that Permodalan Nasional Berhad ("PNB") is mulling a proposal to merge the rubber and oil palm plantations of Guthrie, Golden Hope, Sime Darby, Island & Peninsular and Austral Enterprises.

Sime Darby wishes to clarify that it has made due inquiries with PNB, a substantial shareholder of Sime Darby, on the abovementioned news article. PNB has advised that, as a long term investor, PNB will pursue a policy of enhancing shareholders' value in all its investee companies. However, the Board of PNB has not agreed to any merger proposal as envisaged by the news article.

This announcement is dated 15th October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: